All Employee Meeting
June 2, 2009
Filed by NATCO Group Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company: NATCO Group Inc.
Commission File No.: 001-15603

Agenda • What are we doing? • Why did we do it? • What does it all mean? • What’s next? • How do I keep up? • Who’s that guy?

What are we doing?
• NATCO is being acquired by Cameron in a stock-for-stock transaction.
• Our shareholders will get 1.185 shares of Cameron for each of their shares:
– Today’s equivalent value of about $38.45 share
– Represents a 42% premium over average last 10 days trading.
• Closing of the transaction is expected during the third quarter, subject to requisite approvals.
• NATCO’s organization will become part of Cameron’s DPS Group which includes Petreco and will include their subsea processing initiative.

Why did we do it?
• In combination, we will create a premier provider of process solutions, technologies and aftermarket services worldwide.
• We can achieve significant synergies by:
– Leveraging infrastructure/organization
– Eliminating public company costs
– Expanding our product offerings
– Investing further in R&D and new product development.
• The combination maximizes value for shareholders over time.
• We share the same core values.

What does it mean?
• Recognition of hard work/success.
• Short-term uncertainty.
• Focus, patience and receptivity to change required.
• Assurance that people are fairly treated.
• New opportunities for continuing employees.

What’s next?
• Regulatory process and shareholder vote.
• Joint transitional teams to address:
– Synergies (only as permitted by regulation)
– Optimal organizational design
– Pre-planning of post-closing integration
– Developing a cohesive branding strategy.
• Getting better acquainted with each other.
• Running the business, doing our jobs!

How do I keep up?
•
Communication is the antidote to uncertainty.
• Caution: What we can say, and when, is subject to legal constraints and ongoing business considerations.
• Regular communication updates:
– Deal progress
– FAQ’s
– Benefits
– Website
• Websites of interest:
www.c-a-m.com
• Our commitment: we will tell you everything you need to know as soon as possible even if it is not yet everything you want to know.

Who’s that guy? Mr. Jack Moore President & Chief Executive Officer Of Cameron International

• Global manufacturer of oilfield equipment
• #1 or #2 player in nearly every business
• Primarily focused on production and transportation sides of business
• Significant leverage to deepwater development activities
• Leading aftermarket/service provider
• Internationally focused; approximately 65% of revenues
generated outside North America
• Record year-end backlog provides visibility, protection
during down cycle

Cameron’s Business Portfolio (2008 Revenues)
Exploration/Development/Production Transportation/Refining/L
NG
Industri
al
Surface
Subsea
Drilling
Flow
Control
Distributed
Process
Surface
Subsea
Drilling & Production Systems (64% of revenues)
Valves & Measurement (25%)
Compression Systems (11%)
Measurement
$500
million
$300
million
$100
million
Separation
Reciprocating Centrifugal
Engineered

Cameron’s Business Portfolio (2008 Revenues)
Exploration/Development/Production Transportation/Refining/L
NG
Industri
al
Surface
Subsea
Drilling
Flow
Control
Distributed
Process
Surface
Subsea
Drilling & Production Systems (64% of revenues)
Valves & Measurement (25%)
Compression Systems (11%)
Measurement
$500
million
$300
million
$100
million
Reciprocating Centrifugal
Engineered
Separation

Q&A

Forward-Looking Statements
Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving
Cameron and NATCO, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators.
Additional factors that may affect future results are contained in Cameron's and NATCO's filings with the Securities and
Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO's stockholders. INVESTORS AND SECURITY HOLDERS
ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may
obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and
NATCO with the SEC at the SEC's website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron's website at www.c-a-m.com under the heading "Investor
Relations" and then under the heading "SEC Filings" or by accessing NATCO's website at www.natcogroup.com under the tab "Investor Relations" and then under the heading "SEC Filings."
Participants in the Solicitation
NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in
NATCO's proxy statement when it is filed with the SEC. You can find information about NATCO's executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.